

17018339

RMS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
NOV 24 2017
Washington DC
413

SEC FILE NUMBER
8-65999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2016 (MM/DD/YY) AND ENDING September 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dynamex Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Ste. 360
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clark (415) 283-3410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Ste 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2017 NOV 27 PM 12
SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynamex Trading, LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
JULIANNE WAGNER
Notary Public - State of Illinois
My Commission Expires Jun 17, 2018

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Dynamex Trading, LLC

Statement of Financial Condition
September 30, 2017

Assets		
Cash	$	512,671
Receivable from clearing broker		1,305,252
Transaction fees receivable		214,744
Other assets		2,294
Total assets	$	2,034,961
Liabilities and Members' Equity		
Compensation payable	$	141,648
Accounts payable and accrued expenses		65,411
Total liabilities		207,059
Members' equity		1,827,902
Total liabilities and members' equity	$	2,034,961

See Notes to the Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Dynamex Trading, LLC (the Company), a California limited liability company organized in August 2002, is a majority owned subsidiary of Group One Trading LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides securities and derivatives execution services to broker-dealers and institutional customers, through a clearing broker.

Significant accounting policies are as follows:

The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the individual members are liable for the federal income taxes on their respective shares of taxable income or loss.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2017. The Company is generally not subject to examination by United States federal and state tax authorities for the tax years before 2013.

Revenue recognition: Transaction fee revenues are reflected net of market gains and losses and recorded on a trade-date basis as transactions occur.

Commission expense: Brokerage commissions and related trading expenses are recorded on a trade-date basis as transactions occur and are reflected separately in the statement of operations.

Recent accounting pronouncements: On May 28, 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a new revenue recognition standard that eliminates the transaction and industry specific revenue recognition guidance under current U.S. GAAP and requires a company to recognize revenue at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. ASU 2015-14 defers the effective date of ASU 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its financial statements.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the impact the adoption of ASU 2016-02 will have on its financial statements.

Note 2. Related-Party Transactions

The Company provides securities and derivatives execution services to an affiliate of the Parent, Group One Trading, L.P. (Group One).

Pursuant to a written agreement, Group One provides the Company office space and certain administrative services. The Company has a payable of $392 related to these services, which is included in accounts payable and accrued expenses on the statement of financial condition.

Note 3. Concentration of Credit Risk

Substantially all of the Company's assets are held at Merrill Lynch Professional Clearing Corp. (the Clearing Broker). In the event of the Clearing Broker's insolvency or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company does not anticipate non-performance by its customers or its Clearing Broker. In addition, the Company has a policy of reviewing the creditworthiness of its clearing broker on a regular basis.

Note 4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of September 30, 2017, there were no unsecured amounts owed to the Clearing Broker by its customers.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000 or, 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at September 30, 2017, the Company had net capital and net capital requirements of approximately $1,611,000 and $100,000, respectively. The net capital rule may effectively restrict distributions to the Member.

The Company operates pursuant to an exemption under SEC Rule 15c3-3(k)(2)(ii). As such, the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker. The Clearing Broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Note 6. Subsequent Events

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition and/or disclosure. No items were noted.